Filed by Pinnacor Inc.
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                      And Deemed Filed Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                           Subject Company:  NMP, Inc., MarketWatch.com, Inc.,
                                                             and Pinnacor Inc.
                                              Commission File No.:  333-108282



On October 23, 2003, Pinnacor Inc. issued a press release announcing financial results for the third quarter of 2003, entitled "Pinnacor Inc. Reports Growing Net Income Before Merger-related Expenses." The text of the press release follows.


PINNACOR LOGO OMITTED


Contacts:
Investors:                                            Media:
Rowan Hajaj                                           Therese Bruno
212.691.7900                                          212.691.7900
rhajaj@pinnacor.com                                   tbruno@pinnacor.com


FOR IMMEDIATE RELEASE


    Pinnacor Inc. Reports Growing Net Income Before Merger-related Expenses

New York, N.Y., October 23, 2003 - Pinnacor Inc. (Nasdaq: PCOR), a provider of business and financial information and analytical applications, today announced financial results for the third quarter ending September 30, 2003.

Financial Highlights for the Third Quarter 2003:

|X|      Revenues of $8.35 million

|X|      Adjusted EBITDA (A) of $704,000

|X| Net income, excluding stock-based compensation, the amortization of identifiable intangible assets, and deal-related expenses of $331,000 or $0.01 per share

|X|      Cash flow from operating activities of $342,000

|X| Cash, cash equivalents and marketable securities of $47.7 million or $1.17 per share

"We are pleased to report another quarter of solid financial performance," said Kirk Loevner, chairman and CEO, Pinnacor. "We are working towards completing the merger with MarketWatch, and are well underway in planning for the integration of our two companies. In the meantime we are maintaining our focus on customer satisfaction and on positioning ourselves to take advantage of the recovery in the financial services market."

Acquisition Update

On July 23, 2003, Pinnacor and MarketWatch.com, Inc. announced a definitive agreement under which MarketWatch will acquire Pinnacor. The transaction is expected to close during the fourth quarter 2003, subject to the approval of regulators and shareholders. The merger will create a combined company that is a market-leading provider of online business news and financial applications to organizations in numerous sectors, including banking, brokerage and media. MarketWatch's strength in news, tools and charting capabilities combined with Pinnacor's broad set of financial applications and extensive customization offerings will create opportunities to sell additional products and services into a significantly larger customer base.

Financial Highlights

Revenues were $8.35 million in the third quarter of 2003, down from $8.44 million in the second quarter 2003 and up from $8.05 million in the comparable period of the prior year.

Gross profit was $5.5 million or 66% of sales, compared with 65% of sales in the prior quarter and 66% of sales a year ago. Total operating expenses, excluding cost of sales, depreciation and amortization, stock-based compensation, restructuring charges and $1.023 million of merger-related expenses, were $4.8 million, flat with the prior quarter and down from $5.2 million in the comparable period of 2002. The $1.023 million in merger-related expenses represents charges for legal, investment banking, accounting and merger-related travel costs.

Adjusted EBITDA(A) was $704,000 in the third quarter, a significant improvement from the $86,000 reported in the same period a year ago. Adjusted EBITDA(A), is defined by the Company as earnings before interest, income taxes, depreciation, amortization, stock-based compensation, restructuring and asset abandonment charges and merger-related expenses.

Net income, excluding stock based compensation, restructuring and asset abandonment charges, the amortization of identifiable intangible assets and merger-related expenses was $331,000, and $0.01 per share. This compares to $250,000 and $0.01 per share last quarter and a $(401,000) and ($0.01) per share loss in Q3 2002. GAAP net loss in the third quarter was $(818,000) or $(0.02) per share.

Pinnacor generated $342,000 in cash from operating activities during the third quarter. Total cash utilization for the third quarter was $203,000, down from $649,000 in the second quarter. At the end of the third quarter, Pinnacor had approximately $47.7 million, or $1.17 per share, in cash, cash equivalents and marketable securities.

Earnings Conference Call Information

Pinnacor will host a conference call today at 5:00 p.m. EST. To participate, please dial 1-800-446-1671. International participants should dial 1-847-413-3362.

To listen to the live Webcast, please connect to www.pinnacor.com. Select "About Pinnacor" at the top of the page, then select "Investor Relations". The Webcast link will be displayed prominently at the top of the Investor Relations page. The call will be accessible using Windows Media Player; participants intending to access the Webcast should have this application installed prior to connecting to the call.

A replay of the call will be available for a week, until Thursday, October 30, 2003. To access the replay, please dial 1-888-843-8996 (Passcode # 7875754). International participants can replay the call by dialing 1-630-652-3044 (Passcode # 7875754).

About Pinnacor
-------------
Pinnacor Inc. (Nasdaq: PCOR) is a provider of information and analytical applications to financial services companies and global corporations. The company delivers customized information, applications and tools that help businesses reduce costs through outsourcing and drive new revenue streams. Pinnacor's solutions encompass market data and investment analysis tools for financial services firms; critical business information for the enterprise; and personalized portal applications and messaging services for wireless carriers and ISPs. The company counts Barclays Global Investors, U.S. Bancorp Piper Jaffray, Tribune Media Services, Virgin Mobile and Verizon Wireless among its clients. Headquartered in New York City, the company also has offices in San Francisco, Calif.; Coralville, Iowa; and Jerusalem, Israel. www.pinnacor.com.

Additional Information About the Merger and Where to Find It
------------------------------------------------------------
For more information about the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com see the Registration Statement on Form S-4, as amended, filed by NMP, Inc. with the SEC, which is available on the SEC's Web site and the Company's Web site at www.pinnacor.com under the section entitled "Investor Relations". MarketWatch.com and Pinnacor also intend to mail to their respective stockholders a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

Both of MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available."

                                     # # #

Pinnacor and the Pinnacor logo are trademarks of Pinnacor Inc. All other trademarks are property of their respective owners.

The release contains information about future expectations and plans of Pinnacor's management and prospects of Pinnacor's business that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These include statements relating to the expected timetable for completing the proposed MarketWatch.com/Pinnacor transaction, the benefits and synergies of that transaction, future opportunities for the combined company and any other statements about future expectations, benefits, goals, plans or prospects. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors including, but not limited to, the timely development and market acceptance of new and updated products, our ability to expand our infrastructure (including personnel and computer systems), the effect of competition, the ability of Pinnacor and MarketWatch.com to consummate the proposed transaction, the ability of Pinnacor and MarketWatch.com to successfully integrate our operations and employees, the ability to realize anticipated synergies and cost savings, and the other factors described in our Form 10-K for the year ended December 31, 2002, and Form 10-Q for the quarter ended March 31, 2003. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Readers are also directed to consider other risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission. Pinnacor undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

PINNACOR INC.
CONSOLIDATED STATEMENTS OF OPERATIONS-UNAUDITED
For the Three and Nine Months Ended September 30, 2003 and 2002


                                                                               Three Months Ended       Nine Months Ended
                                                                               ------------------       -----------------
                                                                              September   September   September   September
                                                                               30, 2003    30, 2002    30, 2003    30, 2002
                                                                              ---------   ---------   ---------   ---------
                                                                                   (in thousands)        (in thousands)

   REVENUES

Net revenue                                                                  $  8,346    $  8,051    $ 25,128    $ 26,364
                                                                             --------    --------    --------    --------

OPERATING EXPENSES
Cost of services
                                                                                2,821       2,719       8,709       8,558
Research and development
                                                                                1,805       1,760       5,380       5,737
Sales and marketing
                                                                                1,452       1,973       4,633       7,501
General and administrative (1)
                                                                                2,587       1,513       5,586       5,399
Depreciation and amortization (2)
                                                                                  703         906       2,389       3,234
Stock-based compensation (3)
                                                                                    7          33          40        (356)
Restructuring and asset abandonment charge (4)
                                                                                 --        (2,183)       --         2,463
                                                                             --------    --------    --------    --------
Total operating expenses                                                        9,375       6,721      26,737      32,536
                                                                             --------    --------    --------    --------
OPERATING INCOME (LOSS)                                                        (1,029)      1,330      (1,609)     (6,172)
                                                                             --------    --------    --------    --------

OTHER INCOME (EXPENSE):
Interest income
                                                                                  248         399         912       1,572
Interest expense
                                                                                  (37)        (59)       (139)       (242)
                                                                             --------    --------    --------    --------
Total other income, net                                                           211         340         773       1,330
                                                                             --------    --------    --------    --------
NET INCOME (LOSS)                                                                (818)      1,670        (836)     (4,842)

Basic net income (loss) per common share applicable to common stockholders   $  (0.02)   $   0.04    $  (0.02)   $  (0.11)
Diluted net income (loss) per common share applicable to common
stockholders                                                                 $  (0.02)   $   0.04    $  (0.02)   $  (0.11)

Basic weighted-average number of shares of common stock outstanding            40,584      42,755      40,534      42,529

Effect of dilutive stock options and restricted stock                            --            71        --          --

Diluted weighted-average number of shares of common stock outstanding          40,584      42,826      40,534      42,529

Basic net income (loss) per common share applicable to common stockholders   $   (818)   $  1,670    $   (836)   $ (4,842)

Amortization of identifiable intangible assets included in depreciation
and amortization                                                                  119          79         357          79

Stock-based compensation                                                            7          33          40        (356)

Restructuring and asset abandonment charges                                      --        (2,183)       --         2,463

Transaction related costs                                                       1,023        --         1,023        --
                                                                             --------    --------    --------    --------

Basic net income (loss) per common share applicable to common
stockholders, as adjusted                                                    $    331    $   (401)   $    584    $ (2,656)

Basic net loss per common share applicable to common stockholders, as
adjusted                                                                     $   0.01    $  (0.01)   $   0.01    $  (0.06)

EBITDA, as adjusted (A),  calculated as follows:
Operating income (loss)                                                      $ (1,029)   $  1,330    $ (1,609)   $ (6,172)

Depreciation and amortization                                                     703         906       2,389       3,234

Stock-based compensation                                                            7          33          40        (356)

Restructuring and asset abandonment charge                                       --        (2,183)       --         2,463

Transaction related costs                                                       1,023        --         1,023        --
                                                                             --------    --------    --------    --------

EBITDA, as adjusted                                                          $    704    $     86    $  1,843    $   (831)



(A) EBITDA, as adjusted, is defined by the Company as earnings before interest, income taxes, depreciation, amortization, stock-based compensation, restructuring and asset abandonment charges and transaction related charges. EBITDA, as adjusted, should be considered in addition to, not as a substitute for or superior to, income from operations, net income, net income per share, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. We believe that EBITDA, as ajdusted, provides useful information regarding the ongoing operations of the Company, as it excludes the effects of interest, income taxes, depreciation, amortization, stock-based compensation, restructuring and asset abandonment charges and transaction related charges which are costs not directly attributable to the underlying performance of the business.


Pinnacor Inc.
Consolidated Balance Sheets
(in thousands)



                                                                         September 30, 2003       December 31, 2002
                                                                    -------------------------------------------------
                                                                                     (unaudited)

ASSETS
Current Assets:
Cash and cash equivalents                                                      $      29,041            $     15,098
Marketable securities                                                                 18,691                  35,611
Accounts receivable, net                                                               4,262                   5,254
Prepaid expenses                                                                       1,865                   1,143
                                                                    -------------------------------------------------
Total current assets                                                                  53,859                  57,106

Property and equipment, net of accumulated
 depreciation and amortization                                                         4,531                   5,792
Goodwill                                                                              34,888                  34,875
Other intangible assets, net of
 accumulated amortization                                                              1,946                   2,302
Other assets                                                                             612                     793
                                                                    -------------------------------------------------
Total Assets                                                                   $      95,836           $     100,868
                                                                    =================================================

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilites:
Accounts payable and accrued expenses                                           $      5,445            $      4,611
Current portion of capital lease obligations                                           1,059                   1,576
Accrued restructuring and other expenses                                                 551                     765
Deferred revenue                                                                       4,869                   8,334
                                                                    -------------------------------------------------
Total current liabilities                                                             11,924                  15,286

NONCURRENT LIABILITIES:
Capital lease obligations, less current portion                                          418                   1,181
                                                                    -------------------------------------------------
Total labilities                                                                      12,342                  16,467
                                                                    -------------------------------------------------

STOCKHOLDERS' EQUITY
Common stock, $0.01 par value, 100,000,000 shares
 authorized and 45,310,095 and 44,848,386 issued and
 40,885,316 and 40,539,207 outstanding at September 30,
 2003 and December 31, 2002                                                              453                     448
Additional paid-in capital                                                           225,593                 225,122
Treasury stock, 4,424,779 and 4,309,179 shares at
 September 30, 2003 and December 31, 2002,
 respectively, at cost                                                                (4,301)                 (4,147)
Warrants                                                                               1,708                   1,708
Deferred compensation                                                                   (316)                   (118)
Accumulated other comprehensive income                                                   156                     351
Accumulated deficit                                                                 (139,799)               (138,963)
                                                                    -------------------------------------------------
Total stockholders' equity                                                            83,494                  84,401
                                                                    -------------------------------------------------
Total Liabilities and Stockholders' Equity                                     $      95,836           $     100,868
                                                                    =================================================

                                                                                           0                       0
